

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

June 16, 2025

Jacob Chacko, M.D.
Chief Executive Officer
ORIC Pharmaceuticals, Inc.
240 E. Grand Ave, 2nd Floor
South San Francisco, CA 94080

> **Re: ORIC Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 11, 2025**
> **File No. 333-287949**

Dear Jacob Chacko M.D.:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Amanda Urquiza, Esq.